December 26, 2012

VIA EDGAR

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Series Trust (“Trust” or “Registrant”) (File Nos. 33-57986; 811-07470)
Eagle Small Cap Stock Fund

Dear Mr. Eskildsen:

The following are the above Registrant’s responses to the comments that we received from you by telephone on November 27, 2012, regarding the Registrant’s Post-Effective Amendment No. 63 to its Registration Statement on Form N-1A for the Eagle Small Cap Stock Fund, a series of the Trust (the “Fund”).  The post-effective amendment was filed with the Securities and Exchange Commission (“SEC”) on October 3, 2012.  The purpose of the filing was to register the Classes A, C, I, R-3, R-5 and R-6 shares of the Fund, a new series of the Trust, with the SEC.

Your comments and the Registrant’s responses are below.  Defined terms used below have the same meanings as in the Fund’s prospectus included in the post-effective amendment.  The changes to the Fund’s prospectus as described below are included in the Registrant’s Post-Effective Amendment No. 69 filed on December 26, 2012, pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (“1940 Act”).

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

1.	On page 4, please revise the heading “Fees and expenses” to read “Fees and Expenses of the Fund,” to conform with the language used to describe this section in Item 3 of Form N-1A.

The Registrant has incorporated the requested revision.

 Mr. Chad Eskildisen
 December 26, 2012

2.
On page 4, in the fee table, the maximum deferred sales charge for Class A shares is currently listed as “None,” with a footnote indicating that a purchase of $1 million or more of Class A shares may be subject to a 1% contingent deferred sales charge if sold within 18 months from the date of purchase.  Please revise the table to indicate that the maximum deferred sales charge for Class A shares is 1%.

Shareholders of the Fund generally are not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares, which qualify for a waiver of the Class A shares’ front end sales charge, may be subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the “Your Investment” section of the Fund’s Prospectus.  The Registrant believes disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  In addition, the Registrant believes that the content of the footnote is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges.  Accordingly, the Registrant respectfully declines this comment.

3.
On page 4, in the table containing information about annual fund operating expenses, please change “(expenses deducted from fund assets)” to “(expenses that you pay each year as a percentage of the value of your investment)” to mirror the language used in Item 3 of Form N-1A.

The Registrant has incorporated the requested revision.

4.	On page 4, in the table containing information about annual fund operating expenses, please change “Investment Advisory Fees” to “Management Fees” to mirror the language used in Item 3 of Form N-1A.

The Registrant has incorporated the requested revision.

5.
On page 4, in the table containing information about annual fund operating expenses, please change “Net Expenses” to “Total Annual Fund Operating Expenses After Fee Cap” to more closely mirror the language used in Item 3 of Form N-1A.

The Registrant has incorporated the requested revision.

6.	On page 5, the footnotes to the fee table are currently contained in one paragraph. Please separate each footnote into a separate paragraph.

 Mr. Chad Eskildisen
 December 26, 2012

The Registrant has incorporated the requested revision.

7.	On page 5, footnote (b) states that shareholder service fees represent 0% of other expenses for Class R-6 shares. Please remove this information as it is not permitted by Item 3 of Form N-1A.

Footnote (b) discusses a unique characteristic of Class R-6 shares.  The Registrant believes that footnote (b) contains material information regarding the expenses pertaining to Class R-6 shares, and that investors would benefit from this information being disclosed in close proximity to the fee table.  Accordingly, the Registrant respectfully declines this comment.

8.	On page 5, in the footnotes to the fee table, please conform the language in footnote (c) regarding acquired fund fees and expenses to the language used in Instruction 3(f) to Item 3 of Form N-1A.

The Registrant believes that the existing disclosure in footnote (c) substantially conforms to the language used in Instruction 3(f) to Item 3 of Form N-1A, but has revised the disclosure to more closely conform to the language used in the Form.

9.	On page 5, in the footnotes to the fee table, please add a footnote stating that other expenses are estimated.

The Registrant has incorporated the requested revision.

10.	Please confirm supplementally that the expense limitation agreement will be filed with the Fund’s Rule 485(b) registration statement.

The Registrant confirms that the expense limitation agreement has been filed with Post-Effective Amendment No. 68 to its Registration Statement on Form N-1A, filed on December 14, 2012.

11.	On page 6, in the principal investment strategies section, “small capitalization” company is defined. Please explain how this definition of “small capitalization” was determined.

During the twelve-month period ended July 31, 2012, the largest market capitalization of the companies in the Russell 2000 Index was approximately $3.7 billion.  The Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities of small-capitalization companies.  The Registrant discloses that it determines the eligibility of companies for investment by reference to the Russell 2000 Index at the time of purchase.  This practice has been sanctioned by the SEC and its Staff in the

 Mr. Chad Eskildisen
 December 26, 2012

adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004).)  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other small-cap mutual funds rely on the Russell 2000 Index to define the universe of small market capitalization companies.  These funds include, but are not limited to: Neuberger Berman Small Cap Growth Fund, a series of Neuberger Berman Equity Funds; Columbia Small Cap Core Fund, a series of Columbia Funds Series Trust I; Pacific Life Small-Cap Growth Fund, a series of Pacific Life Funds; and SSgA Dynamic Small Cap Fund, a series of SSgA Funds. The Funds have adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

12.	On page 6, in the principal investment strategies section, please revise the third paragraph to state the credit quality that the Fund will invest in with regard to convertible stock.

The Registrant has incorporated the requested revision.

13.	On page 7, in the “Manager” section, please delete the manager’s address, or move it outside of the summary, as that information is not permitted by Item 5 of Form N-1A.

The Registrant has incorporated the requested revision.

14.
On page 7, under “Payments to broker-dealers and other financial intermediaries,” please conform the second sentence, which states that “[t]hese payments may influence the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment,” with the language used in Item 8 of Form N-1A.

 Mr. Chad Eskildisen
 December 26, 2012

The Registrant has incorporated the requested revision.

15.	On page 9, please revise the heading “Historical performance of similar accounts managed by the Portfolio Manager” to indicate that there are multiple portfolio managers.

After supplemental discussions with the Staff, the Registrant has deleted the historical performance section.

16.
Please confirm supplementally whether the performance information for the composite in the table on page 9, under “Historical performance of similar accounts managed by the Portfolio Manager,” includes any sales charges.

After supplemental discussions with the Staff, the Registrant has deleted the historical performance section.

17.
With regard to the information contained on page 8, under “Historical performance of similar accounts managed by the Portfolio Manager,” please confirm supplementally that: (1) the portfolio managers, while managing other registered investment companies, were identified as the individuals responsible for day-to-day management of such companies for the entire period shown in this section; and (2) the portfolio managers have the same degree of discretion in managing the old and new registered investment companies represented in this section (if different, please discuss any differences).

After supplemental discussions with the Staff, the Registrant has deleted the historical performance section.

18.
 On page 8, the “Historical performance of similar accounts managed by the Portfolio Manager” section includes prior performance information dating back to October 1, 2004.  The “Portfolio Managers” section on page 12 indicates that one of the Fund’s portfolio managers, Mr. McGeary, did not become a portfolio manager until 2011.  Please revise this section to include historical performance data beginning from the date that Mr. McGeary became a portfolio manager.

After supplemental discussions with the Staff, the Registrant has deleted the historical performance section.

 Mr. Chad Eskildisen
 December 26, 2012

19.	On page 34, under “For More Information,” please revise the zip code of the SEC’s Public Reference Section to match Item 1(b)(4) of Form N-1A.

The Registrant has incorporated the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

1.	On page 17, please confirm that the Fund’s concentration policy excludes only tax-exempt government issued securities, consistent with SEC Release No. IC-9785.

The Registrant has revised its concentration policy to specify that it excludes only tax-exempt government and municipal securities.

2.
On page 32, in the table containing information regarding the trustees, please confirm that the last column, “Directorships of Other Public Companies,” covers the period spanning the past five years.  Additionally, please revise the column heading to indicate that the column covers the past five years.

Item 17(a)(1) of Form N-1A does not specify a time period related to information contained in the “Directorships of Other Public Companies” column of the table containing information on the trustees.  Accordingly, the Registrant respectfully declines this comment.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,
/s/ Francine J. Rosenberger
Francine J. Rosenberger
cc:	Susan L. Walzer
Daniel R. Dzibinski
Eagle Asset Management, Inc.